Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 4 DATED OCTOBER 6, 2017
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017, Supplement No. 2 dated August 22, 2017, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 3 dated September 11, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the status of the follow-on offering of shares of Cole Credit Property Trust V, Inc.
OPERATING INFORMATION
Status of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of September 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 262,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $6.7 million, consisting of approximately 222,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $5.8 million ($4.0 million in Class A shares and $1.8 million in Class T shares), and approximately 40,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $946,000. As of September 30, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 355,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $9.1 million ($6.5 million in Class A shares and $2.6 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of September 30, 2017, approximately $1.5 billion in shares of our common stock remained available for sale in the offering. Combined with our initial public offering, we have issued a total of approximately 15.7 million shares of our common stock in the two offerings, resulting in gross proceeds to us of approximately $394.1 million ($366.2 million in Class A shares and $27.9 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of September 30, 2017.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

CCPT5-SUP-4E